                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)1

                                TCSI Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    87233R106
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 16, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 2 of 11 pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    2,631,334
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,631,334
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,631,334
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 3 of 11 pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    2,631,334
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,631,334
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,631,334
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 4 of 11 pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    2,631,334
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,631,334
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,631,334
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 5 of 11 pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    2,631,334
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,631,334
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,631,334
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 6 of 11 pages
-------------------------                              -------------------------

     The  following  statement  constitutes  Amendment No. 3 to the Schedule 13D filed by the undersigned (the  "Statement").  Except as specifically  amended by this Amendment No. 3, the Statement remains in full force and effect.

Item 3 is hereby amended in its entirety to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            The  net  investment  cost  (including  commissions,  if any) of the shares of Common Stock held by NP was approximately $1,059,828.51,  all of which was  obtained  from NP's  working  capital.  Neither  Mr.  Schwarz,  NCG nor NCM directly own any shares of Common Stock.

Item 4 is hereby amended to add the following:

     On October 16, 2002,  NP  delivered a letter to the Issuer  following up on its offer to acquire, through an appropriate acquisition entity, the outstanding capital  stock of the  Issuer  for $.40 per  share  in cash  (the  "Offer").  NP questions the Board of Directors' commitment to maximizing  stockholder value as the Issuer's chief executive  officer,  outside  counsel and investment  bankers have failed to respond to NP's repeated  attempts to further  discuss the Offer.
NP also  questions  whether  the  interests  of the Board are  aligned  with the interests of the stockholders in view of Board members' nominal ownership of the
Issuer's  common stock and the Board's  failure to schedule an annual meeting of stockholders to elect directors since May 2001. NP states that it is prepared to take  any  action  required  to  have  the  Offer  considered  by  the  Issuer's stockholders  and to prevent the Issuer from entering  into a  transaction  that involves  less  consideration  than the  Offer or is  otherwise  not in the best interest  of the  Issuer  and its  stockholders.  In  order to  ensure  that the interests of the stockholders  are adequately  represented by the Board, NP also notified the Issuer of its intention to nominate five  individuals  for election to the Board at the Issuer's next annual meeting of stockholders.  The letter is filed as an exhibit hereto and incorporated herein by reference.

Item 5(a) is hereby amended in its entirety to read as follows:

Item 5.     Interest in Securities of the Company.
            --------------------------------------

            The aggregate  percentage  of shares of Common Stock  reported to be owned by the  Reporting  Persons is based upon  20,555,248  shares  outstanding, which is the total number of shares of Common Stock  outstanding as of August 9,
2002, as reported in the Company's  report for the period ended June 30, 2002 on
Form 10-Q and filed with the  Securities  and Exchange  Commission on August 14,
2002.

            (a) As of the filing date of this Statement,  NP beneficially  owned
2,631,334  shares  of  Common  Stock,  representing  approximately  12.8% of the
Company's issued and outstanding Common Stock.

            NCM, as the general partner of NP, may be deemed to beneficially own the  2,631,334  shares of Common Stock  beneficially  owned by NP,  representing approximately 12.8% of the issued and outstanding Common Stock of the Company.

            NCG,  as the  general  partner of NCM,  which in turn is the general partner of NP, may also be deemed to  beneficially  own the 2,631,334  shares of
Common Stock beneficially owned by NP,  representing  approximately 12.8% of the issued and outstanding Common Stock of the Company.

            Mark Schwarz,  as the managing member of NCG, the general partner of
NCM,  which  in turn is the  general  partner  of NP,  may  also  be  deemed  to beneficially own the 2,631,334 shares of Common Stock  beneficially owned by NP, representing  approximately  12.8% of the issued and outstanding Common Stock of the Company.

Item 5(c) is hereby amended to add the following:

            (c)  Schedule A annexed  hereto  lists all the  transactions  in the
Company's Common Stock since the filing of Amendment No. 1 to the Schedule 13D.

Item 7 is hereby amended to add the following exhibit:

     (c) Letter from Newcastle Partners, L.P. to TCSI Corporation, dated October
         16, 2002.

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 7 of 11 pages
-------------------------                              -------------------------

                                   SIGNATURES

     After due inquiry and to the best of his knowledge and belief,  each of the undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated:    October 17, 2002               NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its general partner
                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark Schwarz
                                             -----------------------------------
                                             Mark Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark Schwarz
                                             -----------------------------------
                                             Mark Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark Schwarz
                                             -----------------------------------
                                             Mark Schwarz, Managing Member

                                        /s/ Mark Schwarz
                                        ----------------------------------------
                                        Mark Schwarz

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 8 of 11 pages
-------------------------                              -------------------------

                                   SCHEDULE A

      Transactions in the Shares Since Amendment No. 1 to the Schedule 13D
      --------------------------------------------------------------------

Shares of Common Stock                    Price Per                 Date of
     Purchased                            Share($)                 Purchase
     ---------                            --------                 --------

                            Newcastle Partners, L.P.
                            ------------------------

       15,800                              .36                      10/01/02
        1,700                              .37                      10/03/02

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 9 of 11 pages
-------------------------                              -------------------------

                                  EXHIBIT INDEX

Exhibit                                                                              Page
-------                                                                              ----

(a)  Joint  Filing  Agreement  dated  as of  September  23,  2002  by and  among
     Newcastle Partners,  L.P.,  Newcastle Capital Management,  L.P.,  Newcastle
     Capital Group, L.L.C. and Mark Schwarz (previously filed).

(b)  Letter from Newcastle Partners, L.P. to TCSI Corporation,  dated October 7,
     2002 (previously filed).

(c)  Letter from Newcastle Partners, L.P. to TCSI Corporation, dated October 16,     10-11
     2002.

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 10 of 11 pages
-------------------------                              -------------------------

                            NEWCASTLE PARTNERS, L.P.
                          200 Crescent Court, Suite 670
                               Dallas, Texas 75201
                       (214) 661-7474 o Fax (214) 661-7475

October 16, 2002

Via Fax
-------

The Board of Directors
TCSI Corporation
1080 Marina Village Parkway
Alameda, California 94501

Gentlemen:

Despite  repeated  attempts  to  contact  by phone,  fax and  email,  your chief executive  officer,  outside  counsel  and  investment  bankers,  our efforts to negotiate in good faith a transaction between Newcastle Partners,  L.P. and TCSI
Corporation  ("TCSI" or the "Company") have been totally rebuffed.  Your actions suggest to us that you are refusing to consider our offer, which we believe is a serious violation of your fiduciary duties to stockholders.

As one of the largest  stockholders  of the  Company,  we  question  whether the interests of the Board are aligned with the interests of the stockholders. Based on public  documents that we have  reviewed,  the entire board appears to own no more than 2,000 shares,  which have a market value of approximately $700 dollars at today's prices.  Moreover,  Nevada Revised Statute 78.345,  which pertains to the  election  of  directors,  provides  that the board must be  elected  within eighteen  months  after  the last  election  of  directors.  As you may  recall, directors were last elected by stockholders at an annual meeting held on May 10,
2001.  Given that TCSI has not yet filed proxy materials with the Securities and
Exchange  Commission  for the 2002 Annual  Meeting,  it seems unlikely that TCSI will  comply  with the Nevada  statute.  Finally,  only two of the five  current directors were actually elected by the stockholders.

As we have  discussed  in the past,  TCSI is faced with  critical  issues at the current  time.  It is  essential  that the  board  is  promptly  elected  by the stockholders and that the stockholders' interests are represented.  We are fully prepared to have the  stockholders'  right to elect  directors be addressed by a
Nevada  district  court.  In the event  that the  board and its  representatives continue to create  obstacles to our efforts,  we are also  prepared and reserve all right, to take any and all action  required to have our offer  considered by the  Company's  stockholders.  Furthermore,  we are  prepared  to take  steps to prevent the Company from entering into any  transaction  that involves less cash consideration  than the offer that Newcastle has made or is otherwise not in the best interest of the Company and its stockholders.

In an effort to insure that the  interests  of the  Company's  stockholders  are adequately  represented by the Board and in light of the Board's failure to act, we hereby notify you that we intend to nominate five individuals for election to the Board of Directors of the Company at the  Company's  next annual  meeting of stockholders.

If elected at the next  Annual  Meeting,  each of our  nominees,  subject to his fiduciary duties,  would work to maximize value to stockholders through the sale of the  Company  (whether  to  Newcastle  or  pursuant  to a superior  offer) or pursuant  to  another  strategic  alternative  reasonably  designed  to  provide stockholders with maximum value.

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 11 of 11 pages
-------------------------                              -------------------------

Please  contact the  undersigned  at (214) 661-7474 to discuss any questions the
Board might have.

Very truly yours,
NEWCASTLE PARTNERS, L.P.
By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark E. Schwarz
    ----------------------------------
    Mark E. Schwarz, Managing Member

                            SUPPLEMENTAL INFORMATION

            Newcastle intends to make a preliminary filing with the SEC of proxy materials  to be used to solicit  votes for the  election of its nominees at the
Company's next Annual Meeting of Stockholders.

            NEWCASTLE  STRONGLY  ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ
THE PROXY  STATEMENT  WHEN IT IS  AVAILABLE  BECAUSE IT WILL  CONTAIN  IMPORTANT
INFORMATION.  SUCH PROXY  STATEMENT  WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S
WEB SITE AT HTTP://WWW.SEC.GOV.

            The participants in any solicitation  that may be represented by the above letter and in the anticipated proxy solicitation are Newcastle,  Newcastle
Capital  Management,  L.P.  ("Newcastle  Management"),  Newcastle  Capital Group
L.L.C.  ("Newcastle  Group") and Mark E.  Schwarz.  Newcastle is the  beneficial owner  of  2,631,334  shares  of  Common  Stock  of  the  Company,  representing approximately  12.8% of the  issued  and  outstanding  shares of  Common  Stock.
Newcastle Management,  as the general partner of Newcastle,  Newcastle Group, as the  general  partner  of  Newcastle  Management,  and Mark E.  Schwarz,  as the
managing member of Newcastle  Group,  may each be deemed to beneficially own the shares of Common Stock of the Company beneficially owned by Newcastle.